FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of September 2005

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                (Translation of registrant's name into English)


                               c/o Duhova 2/1444
                                140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                CEZ Energy Corporation Achieves Improved Rating

Moody's has upgraded the long-term financial strength rating for the energy corporation, CEZ Group, from its previous rating of A3 to its new rating of A2.

"This is a further material signal that we are moving in the right direction. CEZ now no longer represents only itself, but the domestic industry as such. This fact is all the more important considering that the majority stakeholder is the state - in other words, the citizens, who benefit from the company's stability and excellent results in the form of tax payments that replenish the public budget, job opportunities in the Czech Republic and abroad, contracts for domestic suppliers, and support of the regional economies," comments Martin Roman, Chairman of the Board and CEO of CEZ.

The awarded rating is based on CEZ's position in the electricity markets in Central Europe and, owing to acquisitions in Bulgaria and Romania, also in Southeastern Europe; it also reflects the strategic importance of the CEZ Group for the Czech economy.

CEZ thus extends its lead in the Czech industry. It is the largest Czech taxpayer and the most profitable Czech company. During the first six months of this year, CEZ generated a net profit of CZK 10,896 million, which represents a 111% increase compared to last year's figures.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CEZ, a. s.

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                                         (Registrant)

Date: September 29, 2005

                                         /s/ Libuse Latalova

                                   By:______________________
                                        Libuse Latalova
                                   Head of Finance Administration